BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, BC, Canada V7Y 1G5
Phone: 604-685-5492 Fax: 604-685-6940

August 25, 2004

                                                                                NEWS RELEASE

Buffalo Gold Ltd. (NEX - BUF) is pleased to report that it has arranged, subject to regulatory approval, a non-brokered private placement of 3,000,000 common shares at a price of US$0.05 per share to generate net proceeds of US$150,000.

The proceeds from this placement will be used to fund general and administrative expenses and to fund due diligence costs on potential acquisitions.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"John V. Tully"

John V. Tully, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN